Exhibit 99.1

Okeanis Eco Tankers Corp. – Unaudited Condensed Financial Statements for the First Quarter and Three-Month Period of 2024

ATHENS, GREECE, May 16, 2024: Okeanis Eco Tankers Corp. (the “Company” or “OET” or “Okeanis”) (NYSE:ECO / OSE:OET), today reported unaudited condensed financial statements for the first quarter and three-month period of 2024, which are attached to this press release.

Selected Q1 2024 and Recent Highlights:

•	Time charter equivalent ("TCE", a non-IFRS measure*) revenue and Adjusted EBITDA (a non-IFRS measure*) of $81.0 million and $65.2 million, respectively. Adjusted profit and Adjusted earnings per share (non-IFRS measures*) for the period of $39.6 million or $1.23 per basic & diluted share.
•	Fleetwide daily TCE rate of $63,600 per operating day; VLCC and Suezmax TCE rates of $68,800 and $56,700 per operating day, respectively.
•	Daily vessel operating expenses (“opex”, a non-IFRS measure*) of $9,208 per calendar day, including management fees.
•	In Q2 2024 to date, 82% of the available VLCC spot days have been booked at an average TCE rate of $75,900 per day and 57% of the available Suezmax spot days have been booked at an average TCE rate of $60,800 per day.
•	The Company paid an amount of approximately $21.2 million or $0.66 per share in March 2024 as a dividend classified for accounting purposes as a return of paid-in capital.

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles, including TCE, Adjusted EBITA, Adjusted profit, Adjusted earnings per share, and opex. For a reconciliation of these non-IFRS measures please refer to the end of the attached report.

Declaration of 1Q 2024 dividend

The Company’s board of directors declared a dividend of $1.10 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on June 20, 2024, to shareholders of record as of June 5, 2024. The common shares will be traded ex-dividend on the NYSE as from and including June 5, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including June 4, 2024. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about June 25, 2024.

A presentation related to our results can be found on our website: http://www.okeanisecotankers.com/reports/.

Information found on our website is not incorporated by reference into this press release.

OET will be hosting a conference call and webcast at 13:30 CET on Thursday May 16, 2024, to discuss the Q1 2024 results. Participants may access the webcast using the following link and dial-in details:

https://events.q4inc.com/attendee/182966276

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 487447

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS
ECO TANKERS

FIRST QUARTER AND THREE MONTH PERIOD 2024

CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the First Quarter and Three-Month Period of 2024

ATHENS, GREECE, May 16, 2024 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the first quarter and three-month period of 2024.

Financial performance

•	Revenues for Q1 2024 of $111.1 million, down from $112.6 million in Q1 2023.

•	Profit for Q1 2024 of $41.6 million, down from $51.6 million in Q1 2023.

•	Earnings per share for Q1 2024 of $1.29, down from $1.60 for Q1 2023.

•	Cash (including restricted cash) of $109.0 million as of March 31, 2024, compared to $118.0 million as of March 31, 2023.

Alternative performance metrics

•	Time charter equivalent ("TCE", a non-IFRS measure*) revenue for Q1 2024 of $81.0 million, down from $88.4 million in Q1 2023.

•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) for Q1 2024 of $39.6 million or $1.23 per basic and diluted share.
•	Fleetwide daily TCE rate for Q1 2024 of $63,600 per operating day; VLCC and Suezmax TCE rates of $68,800 and $56,700 per operating day, respectively.
•	Daily vessel operating expenses (“Opex”, a non-IFRS measure) of $9,208 per calendar day, including management fees.
•	In Q2 2024 to date, 82% of the available VLCC spot days have been booked at an average TCE rate of $75,900 per day and 57% of the available Suezmax spot days have been booked at an average TCE rate of $60,800 per day.

Declaration of 1Q 2024 dividend

The Company’s board of directors declared a dividend of $1.10 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on June 20, 2024, to shareholders of record as of June 5, 2024. The common shares will be traded ex-dividend on the NYSE as from and including June 5, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including June 4, 2024. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about June 25, 2024.

Financial results overview

		Q1 2024	Q1 2023	YoY Change
Commercial	VLCC Daily TCE*	$68,800	$72,700	(5%	)
Performance	Suezmax Daily TCE*	$56,700	$68,200	(17%	)
	Fleetwide Daily TCE*	$63,600	$70,800	(10%	)
	Fleetwide Daily Opex*	$9,208	$8,885	4%
	Time Charter Coverage*	-	29%	-
		Q1 2024	Q1 2023	YoY Change
Income	TCE Revenue*	$81.0	$88.4	(8%	)
Statement	Adjusted EBITDA*	$65.2	$74.4	(12%	)
USDm exc. EPS	Adjusted Profit*	$39.6	$51.4	(23%	)
	Adjusted Earnings Per Share*	$1.23	$1.60	(23%	)
		As of March 31, 2024	As of March 31, 2023	YoY Change
Balance Sheet	Total Interest-Bearing Debt	$693.7	$727.0	(5%	)
USDm	Total Cash (incl. Restricted Cash)	$109.0	$118.0	(8%	)
	Total Assets	$1,148.5	$1,188.7	(3%	)
	Total Equity	$428.4	$433.6	(1%	)
	Leverage**	58%	58%	-

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles, including TCE, Adjusted EBIDTA, Adjusted profit, Adjusted earnings per share, and Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this report.

**Leverage is calculated as net debt over net debt plus equity.

Key information and management commentary

•	The Company paid an amount of approximately $21.2 million or $0.66 per share in March 2024 as a dividend classified as a return of paid-in capital.
•	TCE revenue in Q1 2024 decreased by 8%, compared to Q1 2023, due to a corresponding decrease in TCE rates.
•	Voyage expenses for Q1 2024 of $28.9 million, up from $22.2 million in Q1 2023. The 30% increase is attributable to the higher spot exposure and bunker fuel consumption.
•	Interest and finance costs for Q1 2024 of $15.8 million, up from $14.7 million in Q1 2023. The increase is attributable to the higher prevailing SOFR rates in Q1 2024. Total indebtedness as of March 31, 2024, was $693.7 million, a 5% decrease compared to the prior year.
•	In Q1 2024, the Company renegotiated two of its existing loans, secured over the vessels Nissos Kea and Nissos Nikouria, which resulted in the recognition of a modification gain amounting to $2.3 million.
•	The Company recorded a profit of $41.6 million in Q1 2024, compared to a profit of $51.6 million in Q1 2023. The decrease derives mainly from the lower revenues generated from operations, the higher interest expense, and the higher administrative expenses.

Fleet

As of March 31, 2024, the Company’s fleet was comprised of the following 14 vessels with an average age of 5 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 6 years; and

•	eight VLCC vessels with an average age of 4 years.

Presentation

OET will be hosting a conference call and webcast at 13:30 CET on Thursday May 16, 2024 to discuss the Q1 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 487447

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/182966276

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Recent financial developments

Liquidity update

Vessel	Outstanding Balance as of March 31, 2024	Interest Rate (SOFR(S)+Margin)**
Milos	$34,499,462	S+1.75%
Poliegos	31,410,757	S+7.01%
Kimolos	31,282,034	S+1.90%
Folegandros	31,282,034	S+1.90%
Nissos Sikinos	40,122,854	S+1.85%
Nissos Sifnos	40,121,092	S+1.85%
Nissos Rhenia	53,604,921	S+5.18%
Nissos Despotiko	53,931,776	S+5.18%
Nissos Donoussa	57,229,362	S+2.50%
Nissos Kythnos	57,229,362	S+2.50%
Nissos Keros	43,267,676	S+1.90%
Nissos Anafi	73,095,276	S+1.90%
Nissos Kea	64,083,739	S+2.00%
Nissos Nikouria	82,500,708	S+2.00%(*)
Total	$693,661,053	S+2.75%

* Does not include Sponsor debt element due for repayment in Q2 of 2024

** Post the transition from LIBOR to SOFR as the base rate, certain financings include an applicable Credit Adjustment Spread (“CAS”) on top of the SOFR base rate

On January 26, 2024, we entered into amendments to the existing sale and leaseback agreements for the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) with CMB Financial Leasing. The Existing Leases Amendments, effective from the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charterhire payable thereunder to 200 basis points over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

According to IFRS 9 “Financial Instruments”, each of the Existing Leases Amendments is considered a modification of existing loans, that resulted to the recognition of a modification gain of $2.3 million, which has been included in the Company’s statement of profit or loss.

On January 29, 2024, we entered into a new sale and leaseback agreement of approximately $73.5 million for the VLCC vessel Nissos Anafi (the “Anafi Lease”) with CMB Financial Leasing to refinance its loan with Credit Agricole. The agreement provides for a bareboat charter with the charterhire being paid on a quarterly basis, is priced at 190 basis points over the applicable Term SOFR and matures in seven years. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease and is guaranteed by the Company.

On January 31, 2024, we entered into a new $34.7 million senior secured credit facility with a syndicate led by Kexim Asia Limited to finance the option to purchase back, in February 2024, the Suezmax vessel Milos from its current sale and lease back financier. The facility is repaid quarterly, matures in six years, is priced at 175 basis points over the applicable Term SOFR, is secured by the Milos, and is guaranteed by the Company.

On March 29, 2024, we repaid $16.7 million to Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, as repayment of the Sponsor’s loan principal relating to the acquisition of the Nissos Kea.

Related parties’ update

On March 1, 2024, each of our vessel owning subsidiaries entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are part of the technical management fee under the existing technical management agreements. These agreements may be terminated by either party for cause, immediately upon written notice or for any reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements.

Share capital and distributions

In March 2024, the Company distributed an amount of approximately $21.2 million or $0.66 per share via a dividend that is classified as a return of paid-in-capital.

On May 16, 2024, the Company had 32,194,108 shares outstanding (net of 695,892 treasury shares).

Unaudited condensed consolidated statements of comprehensive income

	For the Three months ended March 31,
USD	2024	2023
Revenue	$111,123,340	$112,552,594

Operating expenses
Commissions	(1,180,243)	(1,889,504)
Voyage expenses	(28,914,696)	(22,214,299)
Vessel operating expenses	(10,584,217)	(10,060,793)
Management fees	(1,146,600)	(1,134,000)
Depreciation	(10,154,491)	(9,985,837)
General and administrative expenses	(4,066,590)	(2,858,607)
Total operating expenses	($56,046,837)	($48,143,040)
Operating profit	$55,076,503	$64,409,554

Other income / (expenses)
Interest income	679,243	1,055,993
Interest and other finance costs, net	(15,840,568)	(14,682,095)
Unrealized (loss)/gain, net on derivatives	(333,883)	214,510
Realized net gain on derivatives	71,844	50,180
Gain from modification of loans	2,266,294	-
Foreign exchange (loss)/gain, net	(363,830)	555,614
Total other expenses, net	($13,520,900)	($12,805,798)

Profit for the period	$41,555,603	$51,603,756

Other comprehensive income	-	-
Total comprehensive income for the period	$41,555,603	$51,603,756

Profit attributable to the owners of the Group	$41,555,603	$51,603,756
Total comprehensive income attributable to the owners of the Group	$41,555,603	$51,603,756

Earnings per share - basic & diluted	$1.29	$1.60
Weighted average no. of shares - basic & diluted	32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	March 31, 2024	December 31, 2023
ASSETS
Non-current assets
Vessels, net	$978,299,124	$988,068,180
Other fixed assets	14,990	87,252
Restricted cash	4,010,000	3,010,000
Total non-current assets	$982,324,114	$991,165,432
Current assets
Inventories	$23,702,551	$25,354,017
Trade and other receivables	33,557,141	57,336,089
Claims receivable	-	115,528
Prepaid expenses and other current assets	3,813,256	3,037,366
Current accounts due from related parties	137,001	-
Derivative financial instruments	8,293	229,373
Current portion of restricted cash	1,129,379	1,884,852
Cash & cash equivalents	103,873,661	49,992,391
Total current assets	$166,221,282	$137,949,616
TOTAL ASSETS	$1,148,545,396	$1,129,115,048
SHAREHOLDERS' EQUITY & LIABILITIES
Shareholders' equity
Share capital	$32,890	$32,890
Additional paid-in capital	99,815,903	121,064,014
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(29,908)	(29,908)
Retained earnings	333,204,684	291,649,081
Total shareholders' equity	$428,439,640	$408,132,148
Non-current liabilities
Long-term borrowings, net of current portion	$631,341,659	$615,333,863
Retirement benefit obligations	34,539	32,692
Total non-current liabilities	$631,376,198	$615,366,555
Current liabilities
Trade payables	$21,003,994	$23,522,506
Accrued expenses	5,252,471	3,485,042
Current accounts due to related parties	-	659,974
Derivative financial instrument	134,688	-
Current portion of long-term borrowings	62,338,405	77,948,823
Total current liabilities	$88,729,558	$105,616,345
TOTAL LIABILITIES	$720,105,756	$720,982,900
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	$1,148,545,396	$1,129,115,048

Unaudited condensed consolidated statement of changes in shareholders’ equity

	Number	Share	Additional paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2023	$32,194,108	$32,890	$280,424,849	($4,583,929)	($28,606)	$146,398,057	$422,243,261
Profit for the period	-	-	-	-	-	51,603,756	51,603,756
Capital distribution	-	-	(40,242,635)	-	-	-	(40,242,635)
Balance - March 31, 2023	$32,194,108	$32,890	$240,182,214	($4,583,929)	($28,606)	$198,001,813	$433,604,382

Balance - January 1, 2024	$32,194,108	$32,890	$121,064,014	($4,583,929)	($29,908)	$291,649,081	$408,132,148
Profit for the period	-	-	-	-	-	41,555,603	41,555,603
Capital distribution	-	-	(21,248,111)	-	-	-	(21,248,111)
Balance - March 31, 2024	$32,194,108	$32,890	$99,815,903	($4,583,929)	($29,908)	$333,204,684	$428,439,640

Unaudited condensed consolidated statements of cash flows

	For the Three months ended March 31,
USD	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$41,555,603	$51,603,756

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation	10,154,491	9,985,837
Interest expense	14,502,441	14,257,907
Amortization of loan financing fees and loan modification gain	778,269	269,461
Unrealized gain/(loss), net on derivatives	221,080	(459,209)
Interest income	(679,243)	(1,055,993)
Foreign exchange differences	364,051	(555,109)
Gain from modification of loans	(2,266,294)	-
Other non-cash items	108	(14,239)
Total reconciliation adjustments	$23,074,903	$22,428,655

Changes in working capital:
Trade and other receivables	23,941,326	18,673,987
Prepaid expenses and other current assets	(776,391)	(1,562,894)
Inventories	1,651,466	(2,050,603)
Trade payables	(1,678,401)	7,422,935
Accrued expenses	1,425,770	(1,305,223)
Deferred revenue	-	(108,000)
Claims receivable	115,528	(23,742)
Payments to related parties	(796,975)	(39,771)
Total changes in working capital	$23,882,323	$21,006,689
Interest paid	(14,158,543)	(13,818,852)
Net cash provided by operating activities	$74,354,286	$81,220,248

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(244,527)	(121,100)
Dry-dock expenses	(1,033,323)	(100,127)
Interest received	511,348	544,666
Net cash (used in)/provided by investing activities	($766,502)	$323,439

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	108,150,000	-
Repayments of long-term borrowings	(105,541,651)	(12,263,739)
Capital distribution	(21,248,111)	(40,242,635)
Payments of loan financing fees	(708,219)	-
Net cash used in financing activities	($19,347,981)	($52,506,374)
Effects of exchange rate changes of cash held in foreign currency	(358,533)	547,999
Net change in cash and cash equivalents	54,239,803	29,037,313
Cash and cash equivalents at beginning of period	49,992,391	68,802,495
Cash and cash equivalents at end of period	$103,873,661	$98,387,807

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Group evaluates its vessels’ operations and financial results, principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share, are used as key performance indicators.

Daily TCE

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate is not a measure of revenue under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days (calendar days less scheduled and unscheduled aggregate technical off-hire days less off-hire days due to unforeseen circumstances) during that period. Our calculation of the TCE rate may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels. We believe the TCE rate provides additional meaningful information to our investors, constituting a comparison to gross profit margin, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months ended March 31,
USD	2024	2023

Revenue	$111,123,340	$112,552,594
Voyage expenses	(28,914,696)	(22,214,299)
Commissions	(1,180,243)	(1,889,504)
Time charter equivalent revenue	$81,028,401	$88,448,791
Calendar days	1,274	1,260
Off-hire days	-	(10)
Operating days	1,274	1,250
Daily TCE	$63,602	$70,783

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, (gain)/loss from loan modifications, impairment loss and gain/(loss) on disposal of vessels.Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss) and gain/(loss) on disposal of vessels. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, adjusted EBITDA, adjusted profit/(loss) and adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, adjusted EBITDA, adjusted profit/(loss) and adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of revenues under generally accepted accounting principles (non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provides additional meaningful information in conjunction with revenues, the most directly comparable GAAP and IFRS measure, because it provides meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended March 31,
USD	2024	2023
Profit for the period	$41,555,603	$51,603,756
Depreciation	10,154,491	9,985,837
Interest and finance costs	15,840,568	14,682,095
Interest income	(679,243)	(1,055,993)
EBITDA	$66,871,419	$75,215,695
Unrealized (loss)/gain, net on derivatives	333,883	(214,510)
Realized net gain on derivatives	(71,844)	(50,180)
Gain from modification of loans	(2,266,294)	-
Foreign exchange (loss)/gain, net	363,830	(555,614)
Adjusted EBITDA	$65,230,994	$74,395,391

The following table sets forth a reconciliation of profit to adjusted profit (unaudited) and a computation of adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended March 31,
USD	2024	2023
Profit for the period	$41,555,603	$51,603,756
Gain on modification of loans	(2,266,294)	-
Unrealized (loss)/gain, net on derivatives	333,883	(214,510)
Adjusted Profit	$39,623,192	$51,389,246
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108
Adjusted earnings per share, basic and diluted	$1.23	$1.60

Daily Opex

Daily Opex are calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure of revenue under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information in evaluating our financial performance.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months ended March 31,
USD	2024	2023
Vessel operating expenses	$10,584,217	$10,060,793
Management fees	1,146,600	1,134,000
Total vessel operating expenses	$11,730,817	$11,194,793
Calendar days	1,274	1,260
Daily Opex	$9,208	$8,885
Daily Opex excluding management fees	$8,308	$7,985

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.